Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Reports Q1 2022 Results & Reaffirms Full Year Guidance

In view of US market recovery after prolonged Continuing Resolution, RADA reaffirms its revenue guidance of $140 million in 2022

Netanya, Israel, May 10, 2022 – RADA Electronic Industries Ltd. (NASDAQ: RADA & TASE: RADA) announced today its financial results for the quarter ended March 31, 2022.

Highlights of the first quarter of 2022
•
The financial results were significantly impacted by the over 5-month US budget delay and the Continuing Resolution (CR) with respect to government appropriations to federal agencies which ended March 11, 2022;

•	Strong bookings of over $29 million, represents over-22% year-over-year growth in new business;
•	Quarterly revenues amounted to $22.5 million;
•	Net loss of $0.7 million compared with net income of $3.8 million in Q1 2021;
•	Adjusted EBIDTA of $1.3 million;
•	Quarter-end net cash position of $65.9 million;
•	Management reiterates 2022 revenue guidance of over $140 million.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “The peak of the impact of the US CR was in the first quarter and significant US revenues were pushed out to later in the current year. However, after 15 quarters of strong sequential growth, the CR, which is now behind us, was a temporary impact that did not change the bigger picture. Our strong cash position allowed us to continue to produce, invest, acquire inventory and recruit people according to our plans and given the opportunity ahead of us, we did not pause for a moment. The ending of the CR and the strong bookings already received in Q1, should provide for a strong recovery in the upcoming quarters, and we expect to maintain our normal margin profile and cash generation for 2022. Thus, our guidance expectations for 2022 remain unchanged. Recent developments have made us even more optimistic than we were at the start of 2022. The unfortunate war in Europe, which has led to a global awakening to the need for active defense solutions (VSHORAD, C-UAS, APS) much sooner than previously foreseen, will no doubt strongly benefit our business over the near future.”

2022 First Quarter Summary

Revenues totaled $22.5 million in the quarter compared with revenues of $25.2 million in the first quarter of 2021, a decrease of 11%.

Gross profit totaled $7.3 million in the quarter (33% of revenues), a decrease of 26% compared to gross profit of $10 million in the first quarter of 2021 (40% of revenues).

Operating Loss was $0.86 million in the quarter compared to operating income of $3.6 million in the first quarter of 2021.

Net loss in the quarter was $0.68 million, or $0.01 per share compared to net income of $3.8 million or $0.08 per share, in the first quarter of 2021.

Adjusted EBITDA was $1.3 million in the quarter compared to adjusted EBITDA of $4.8 million in the first quarter of 2021.

As of March 31, 2022, RADA had net cash and cash equivalents of $65.9 million compared to $78.8 million as of year-end 2021.

Investor Conference Call

The Company will host a conference call later today, starting at 9am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-723-3164	at 9:00 am Eastern Time
Israel:	03-918-0610	at 4:00 pm Israel Time
International:	+972-3-918-0610

A live webcast of the conference call can be accessed from a link on the RADA website at https://www.rada.com/investors

For those unable to participate, the teleconference will be available for replay at the above link on RADA’s website beginning a few hours after the call.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 212 378 8040 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM NET INCOME (LOSS) TO ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021

Net income (loss)	$(685)	$3,771
Tax benefit	(163)	-
Financial income, net	(12)	(218)
Depreciation	1,191	756
Employee non-cash option compensation	867	472
Other non-cash amortization	81	8

Adjusted EBITDA	$1,279	$4,789

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2022	December 31, 2021
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,936	$78,746
Restricted deposits	492	492
Trade receivables	31,418	32,747
Contract assets	1,251	930
Other accounts receivables and prepaid expenses	3,216	1,946
Inventories, net	59,303	48,882

Total current assets	161,616	163,743

LONG-TERM ASSETS:
Equity investments in privately-held company	3,000	3,000
Long-term receivables and other deposits	250	244
Property, plant and equipment, net	19,951	19,888
Deferred tax assets	6,728	5,681
Operating lease right-of-use assets	14,233	11,287
Total long-term assets	44,162	40,100

Total assets	$205,778	$203,843

CURRENT LIABILITIES:
Trade payables	17,515	19,890
Other accounts payable and accrued expenses	14,188	13,445
Advances from customers	1,538	1,763
Contract liabilities	358	474
Operating lease short-term liabilities	2,815	2,262

Total current liabilities	36,414	37,834

LONG-TERM LIABILITIES:
Operating lease long-term liabilities	11,453	9,160
Deferred tax liabilities	884	-
Accrued severance-pay and other long-term liabilities	782	783
Total long-term liabilities	13,119	9,943

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares on March 31, 2022 and December 31, 2021; Issued and outstanding: 49,681,991 at March 31, 2022 and 49,402,847 on December 31, 2021 respectively.	494	489
Additional paid-in capital	204,713	203,854
Accumulated deficit	(48,962)	(48,277)
Total equity	156,245	156,066
Total liabilities and equity	$205,778	$203,843

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited

Revenues	$22,507	$25,217	$117,236

Cost of revenues	15,164	15,253	69,691

Gross profit	7,343	9,964	47,545

Operating expenses:
Research and development	2,854	2,438	10,014
Marketing and selling	1,883	1,426	6,235
General and administrative	3,466	2,547	10,933
Net loss from sale of fixed asset	-	-	5

Total operating expenses	8,203	6,411	27,187

Operating income (loss)	(860)	3,553	20,358
Financial income (expenses), net	12	218	(159)
Income before taxes	(848)	3,771	20,199

Tax benefit	163	-	4,875
Net income (loss)	$(685)	$3,771	$25,074
Basic net income (loss) per Ordinary share	$(0.01)	$0.08	$0.52
Diluted net income (loss) per Ordinary share	$(0.01)	$0.08	$0.50
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	49,472,220	45,139,553	48,255,097
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	51,042,267	47,118,996	50,077,416